Exhibit 99.1

Draganfly to Speak at Law-Tech Connect™ Workshop During AUVSI XPONENTIAL 2022

Los Angeles, CA. April 20, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Paul Mullen will participate in the inaugural Law-Tech Connect™ Workshop, produced by the esteemed P3 Tech Consulting LLC (“P3 Tech”).

Co-located with AUVSI XPONENTIAL 2022, the event is taking place on April 25, 2022 at the Orange County Convention Center in Orlando, Florida.

P3 Tech has partnered with the Association for Unmanned Vehicle Systems International (“AUVSI”) for XPONENTIAL 2022, the world’s premier event for unmanned systems and autonomy.

XPONENTIAL features immersive workshops in partnership with specialized organizations to provide training, in-depth insights, and solutions on targeted topics for attendees to harness the full potential of unmanned technologies now and into the future.

The Law-Tech Connect™ Workshop is a dynamic one-day educational event that will connect attorneys and unmanned ecosystem thought leaders with world-class legal, regulatory, and policy knowledge relating to unmanned aircraft systems, autonomy, and advanced air mobility.

The agenda covers a variety of topics ranging from drone law/regulation updates, artificial intelligence policy, public-private partnership legal authorities, avigation, intellectual property, privacy law as well as the law of the air, land, and sea.

For attorneys, the Law-Tech Connect™ Workshop qualifies as an accredited Continuing Legal Education (CLE) program. The Florida Bar has certified the event for a total of eight CLE credits (7 General credits and 1 Substance Abuse credit). These can be also used to self-certify in other U.S. states.

“Draganfly is proud to be a Gold Sponsor for this dynamic workshop being led by renowned industry expert Dawn Zoldi. P3 Tech continues to deliver unique educational programs that provide invaluable insights on unmanned aircraft systems, autonomy, and advanced air mobility,” said Paul Mullen, Vice President of Vital Intelligence at Draganfly.

P3 Tech is a veteran and woman-owned business headed by retired U.S. Air Force Colonel Dawn Zoldi. She is an internationally acclaimed UAS/AAM expert with a combined 28 years of federal expertise and service to the U.S Air Force to bear on the issues facing the industry. She spent 25 years as a military attorney and an additional three as a federal civilian business matters attorney and character and leadership faculty expert at the U.S. Air Force Academy.

Ms. Zoldi regularly contributes valuable industry articles to major publications such as Forbes and Inside Unmanned Systems magazine. She is also the creator and host of the renowned Dawn of Drones podcast, presented by DroneLife, which is a top-tier news publication dedicated to the commercial drone industry.

Draganfly was recently featured on the Dawn of Drones podcast on January 5, 2022.

To register for the Law-Tech Connect™ Workshop, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About P3 Tech Consulting

P3 Tech Consulting LLC is a U.S. company that connects people who have a passion for advanced technology platforms with full-spectrum policy-relevant information to propel their companies and to do global good. Its services include consulting, expert presentations, and publications on tech legal & policy issues, strategic planning, and policy/program creation with an emphasis on UAS and AAM. P3 Tech delivers unique education programs that partner with academia, the legal ecosystem, technical programs, and commercial expos and produces the weekly Dawn of Drones podcast, affiliated with DroneLife news.

For more information, visit www.p3techconsulting.com.

About AUVSI

The Association for Unmanned Vehicle Systems International (AUVSI) is the world’s largest nonprofit organization dedicated to the advancement of unmanned systems and robotics, represents corporations and professionals from more than 60 countries involved in industry, government, and academia. AUVSI members work in the defense, civil and commercial markets.

For more information, visit www.auvsi.org.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: Paul Mullen, Vice President of Vital Intelligence at Draganfly, participating in the inaugural Law-Tech Connect™ Workshop, produced by P3 Tech, P3 Tech partnering with AUVSI for XPONENTIAL 2022, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.